UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Force Protection, Inc.

File No. 001-33253 - CF#27148

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Force Protection, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2011, as amended on February 25, 2013.

Based on representations by Force Protection, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 30, 2012
Exhibit 10.2	through December 31, 2011
Exhibit 10.5	through December 31, 2011
Exhibit 10.6	through November 2, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel